As filed with  the Securities and Exchange Commission on July 1, 2008
                                                              Reg. No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            ---------------------------------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
            THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES

                                 --------------

                                BHP BILLITON PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                 --------------

                               England and Wales
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                                   Earl Moore
                       1350 Post Oak Boulevard, Suite 156
                                Houston, TX 77056
                                 (713) 961-8414
   (Address, including zip code, and telephone number, including area code, of agent for service)

            ---------------------------------------------------------
                                   Copies to:

      Christopher J. Kell, Esq.                     Herman H. Raspe, Esq.
Skadden, Arps, Slate, Meagher & Flom          Patterson Belknap Webb & Tyler LLP
   Level 13, 131 Macquarie Street                1133 Avenue of the Americas
    Sydney, New South Wales 2000                   New York, New York 10036
              Australia
            ---------------------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

            ---------------------------------------------------------

                                            CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
       Title of Each Class of             Amount to be      Proposed Maximum     Proposed Maximum        Amount of
     Securities to be Registered           Registered        Aggregate Price    Aggregate Offering    Registration Fee
                                                                Per Unit*            Price**
----------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each          200,000,000             $5.00           $10,000,000.00           $393.00
representing two (2) ordinary shares
of BHP Billiton Plc
----------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.         DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                        Location in Form of American
                                                                        Depositary Receipt ("Receipt")
Item Number and Caption                                                 Filed Herewith as Prospectus
-----------------------                                                 ----------------------------
1.   Name of Depositary and address of its principal executive          Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities             Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by         Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited           Reverse of Receipt  - Paragraphs (16) and (17).
              securities

       (iii)  The collection and distribution of dividends              Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy            Face of Receipt  - Paragraph (13);
              soliciting material                                       Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                            Reverse of Receipt - Paragraphs (14) and (16).

       (vi)   The deposit or sale of securities resulting from          Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization              Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit        Reverse of Receipt - Paragraphs (22) and (23)
              agreement                                                 (no provision for extensions).

       (viii) Rights of holders of Receipts to inspect the              Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw        Face of Receipt - Paragraphs (2), (3), (4),
              the underlying securities                                 (6), (7), (9) and (10).

                                                                        Location in Form of American
                                                                        Depositary Receipt ("Receipt")
Item Number and Caption                                                 Filed Herewith as Prospectus
-----------------------                                                 ----------------------------
       (x)    Limitation upon the liability of the Depositary           Face of Receipt - Paragraph (7);
                                                                        Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly or         Face of Receipt - Paragraph (10).
              indirectly on holders of ADSs

Item 2.         AVAILABLE INFORMATION                                   Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

            The Prospectus consists of the American Depositary Receipt included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration
            Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

      (a) Amended and Restated Deposit Agreement, dated as of July 2, 2007, by and among BHP Billiton Plc (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.
            -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of July 2, 2007, by and among BHP Billiton Plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of June, 2008.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing two (2) ordinary shares of BHP Billiton Plc.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susan A. Lucanto
                                        ----------------------------------------
                                        Name:  Susan A. Lucanto
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, BHP Billiton Plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Melbourne, Australia, on June 30, 2008.

                                    BHP BILLITON PLC

                                    By: /s Jane McAloon
                                        ----------------------------------------
                                        Name:  Jane McAloon
                                        Title: Company Secretary

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jane McAloon to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 30, 2008.

Signature


/s Marius Kloppers
-------------------------------------------------------
Marius Kloppers
(Principal Executive Officer and Director)


/s/ Alex Vanselow
-------------------------------------------------------
Alex Vanselow
(Principal Financial Officer)


/s/ Nigel Chadwick
-------------------------------------------------------
Nigel Chadwick
(Principal Accounting Officer/Controller)


/s/ Don Argus
-------------------------------------------------------
Don Argus
(Director)


/s/ Paul Anderson
-------------------------------------------------------
Paul Anderson
(Director)

/s/ John Buchanan
-------------------------------------------------------
John Buchanan
(Director)


/s/ Carlos Cordeiro
-------------------------------------------------------
Carlos Cordeiro
(Director)


/s/ David Crawford
-------------------------------------------------------
David Crawford
(Director)


/s/ Gail de Planque
-------------------------------------------------------
Gail de Planque
(Director)


/s/ David Jenkins
-------------------------------------------------------
David Jenkins
(Director)



-------------------------------------------------------
Jacques Nasser
(Director)


/s/ John Schubert
-------------------------------------------------------
John Schubert
(Director)


/s/ David Morgan
-------------------------------------------------------
David Morgan
(Director)


Authorized Representative in the U.S.


/s/ Earl K. Moore
-------------------------------------------------------
Earl K. Moore

                                Index to Exhibits

                                                                   Sequentially
Exhibit                 Document                                   Numbered Page
-------                 --------                                   -------------
(a)                     Amended and Restated Deposit Agreement,
                        dated as of July 2, 2007
(d)                     Opinion of counsel to the Depositary
(e)                     Certificate under Rule 466